Exhibit 99.2

44th Floor 1 First Canadian Place Toronto Canada M5X 1B1	Tel 416 863 0900 Fax 416 863 0871 www.dwpv.com

January 23, 2006	Jay A. Swartz Dir 416.863.5520 jswartz@dwpv.com
File No. 211371

BY EMAIL AND COURIER

Bruce McNew
Taylor & McNew LLP
3711 Kennett Pike
Suite 210
Greenville, DE 19807

Dear Bruce:

Hollinger International Inc.

We acknowledge receipt of your letter of January 18, 2006 which arrived by email on January 19, 2006.

There seems little value in continuing a debate with you regarding what Hollinger Inc. should do in the future with respect to a hypothetical transaction. Hollinger Inc. does not have sufficient information at this time regarding the sale processes available to Hollinger International Inc., the potential values to be derived from its shares or assets or other relevant factors which may affect a decision of the Board of Hollinger Inc. with respect to whether or not it will support a sale or similar transaction.

As to your comments regarding conversations between Newton Glassman and Gene Fox, Mr. Glassman has advised us that he did not make the statements attributed to him. In any event, please understand that, although Mr. Glassman is one of the six directors of Hollinger Inc., he does not speak on behalf of Hollinger Inc.

Yours very truly,

/s/ Jay A. Swartz

Jay A. Swartz
JAS/kcc
cc.	Board of Directors, Hollinger Inc.
Nathan Eimer